Exhibit 99.13

Franco-Nevada Corporation

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at May 12, 2011 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the three months ended March 31, 2011 and 2010. The unaudited interim consolidated statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2010 and the corresponding notes to the financial statements which are available on the Company’s web site at www.franco-nevada.com and on SEDAR at www.sedar.com.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. In addition, the Company’s website can be found at www.franco-nevada.com.

Cautionary Statement on Forward-looking Information

This MD&A contains certain “forward looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s revenue (gold, platinum group metals, copper, nickel, uranium, oil & gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil & gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the portfolio; excessive cost escalation as well as development, operating, infrastructure or technical difficulties on any of the properties underlying the portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest; and integration of acquired assets. The forward looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties underlying the portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, as well as our most recent annual MD&A. The forward looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Our Business

Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals (“PGMs”), oil & gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality properties located in North America. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future revenues. As at May 12, 2011, the Company’s portfolio consists of over 340 interests, diversified over a range of commodities and stages from producing to exploration.

Our portfolio generates strong operating cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing interests. Management has been successful in both managing its portfolio and acquiring new royalties and streams. We intend to utilize our cash flow to grow our portfolio and to pay dividends. We believe that a diverse portfolio of interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Perth and Barbados, all of which are used to manage our portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 4.5% of the common shares, or 5.8% on a fully diluted basis, as at May 12, 2011. We currently operate with a small organization of up to twenty full-time employees and consultants. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take on multidisciplinary roles for corporate development opportunities. Our board of directors has significant experience in mining, oil & gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused royalty and stream company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow our portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resources. Maintaining and managing a diversified, high margin portfolio with low overheads provides the strong operating cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity exposures.

Overview

The first quarter of 2011 saw the closing of the transaction with Gold Wheaton Gold Corp (“Gold Wheaton”) whereby the Company acquired Gold Wheaton for a total purchase price of $1.1 billion. The transaction, first announced in early December, closed on March 14, 2011. The acquisition added five new streams to the portfolio increasing the Company’s exposure to gold and PGMs. The interim consolidated financial statements and this MD&A incorporate the results of the Gold Wheaton assets from March 14, 2011 to March 31, 2011.

The Company adopted IFRS effective January 1, 2011. The financial results discussed in this MD&A were prepared in accordance with IFRS, including relevant prior year comparative amounts. Under IFRS, certain deferred tax balances, which arose from previous asset acquisitions, are removed from the carrying value of the related asset. As a result, the conversion to IFRS will result in lower depletion expense on these assets going forward on an annual basis. In addition, the Company changed its accounting policy with respect to its Palmarejo and Hislop interests which eliminates the fair value changes that were being included in revenue in the statement of income under Canadian generally accepted accounting principles (“GAAP”). Palmarejo and Hislop are accounted for under the historical cost method under IFRS and are depleted on a units-of-production basis as is consistent with the Company’s other royalty and stream assets. For a discussion of our significant accounting policies, refer to note 2 of the Company’s interim consolidated financial statements for the quarter ended March 31, 2011.

The Company’s royalty and stream portfolio continues to perform strongly due to a combination of higher commodity prices, organic growth within the portfolio and new acquisitions.

2011 Outlook

Commodity prices

The market prices of gold and PGM are the most significant influences on our revenue and our ability to generate operating cash flow for our shareholders. The average gold price for the first quarter of 2011 was $1,384 per ounce compared with $1,109 per ounce for the first quarter of 2010, an increase of 25%. Platinum and palladium had average prices of $1,794 per ounce and $792 per ounce, respectively, for the three months ended March 31, 2011 compared with $1,561 per ounce for platinum and $440 per ounce for palladium in the first quarter of 2010. The volatility of these commodity prices is reflective of the continuing economic and political uncertainties that are being experienced globally.

Currency exchange rates

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the US dollar. The largest exposure the Company has is with respect to the Canadian/US dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in US dollars. The US dollar remained weak against the Canadian dollar during the first quarter of 2011, mainly attributable to the low interest rates offered on US dollars and concerns about the level of US governmental borrowing and debt. In the quarter, the Australian dollar traded in a range of $0.97 to $1.04 against the US dollar. The effect of these strengthening currencies against the US dollar results in higher corporate administration and business development expenses for the Company.

Revenue

In the Company’s March 2011 financial results release, we provided guidance with respect to fiscal 2011 revenue to be between $325 million and $350 million using consensus commodity price assumptions of $1,400 gold, $1,750 platinum, $575 palladium and $80 oil. Should significant variances be realized, which would likely have a material impact on the Company’s expected results, the Company will update this guidance.

Acquisitions

a) Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX Mining Ltd. (“Quadra FNX”), representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

b) Gold Wheaton Acquisition

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton, that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder of the note has the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the initial estimate of fair value as follows:

(in thousands of US dollars):

Purchase Price:
Cash consideration, including Quadra FNX block and Senior Secured Notes	$677,670
Common shares issued	402,445
Warrants	28,616
Options	11,931
Original cost of common shares held in Gold Wheaton	9,619
Mark-to-market gain on common shares held in Gold Wheaton	11,024
$1,141,305

Net assets acquired:
Cash and cash equivalents	$190,846
Short-term investments	49,142
Receivables	48,357
Prepaid and other	2,716
Mineral interests	870,975
Note receivable	15,201
Investments	23,641
Accounts payable and accrued liabilities	(17,986)
Long-term liabilities	(7,929)
Future income taxes	(33,658)
$1,141,305

In determining fair value estimates, the Company retained SRK Consulting (US), Inc. (“SRK”) to conduct an independent valuation on Gold Wheaton’s stream interests. SRK used an income approach to valuing the stream assets which incorporated public information from the operators, consensus commodity pricing assumptions, and SRK and management best estimates and judgments. For Gold Wheaton’s other assets and liabilities, the fair values were estimated from a combination of quoted prices, a review of carrying values and management’s best estimate.

During the quarter ended March 31, 2010, the Company recorded a gain on acquisition of Gold Wheaton of $5.7 million which included $13.4 million in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, including the shares acquired from Quadra FNX. The mark-to-market gains were offset by the transactions costs of $7.7 million.

Non-IFRS Financial Measures - EBITDA, Adjusted EBITDA and Adjusted Net Income

With the transition to IFRS and the associated changes to the Company’s accounting policies, management has reviewed its previous non-GAAP financial metrics and determined that some of them no longer apply, specifically Royalty Revenue and Free Cash Flow, as the accounting for the Palmarejo interest has changed significantly under IFRS.

EBITDA

EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•             Income tax expense;

•             Finance costs;

•             Finance income; and

•             Depletion and depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service working interest capital requirements, fund acquisitions and fund dividend payments. Management uses EBITDA for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•             Income tax expense;

•             Finance costs;

•             Finance income;

•             Foreign exchange gains and losses;

•             Gains and losses on the sale of investments;

•             Income and losses from equity investees;

•             Impairment charges related to royalty and stream interests and investments; and

•             Depletion and depreciation.

Management uses Adjusted EBITDA to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are both recurring and non-recurring, management believes that Adjusted EBITDA is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure, which excludes the following from net income:

•             Foreign exchange gains and losses;

•             Gains and losses on the sale of investments

•             Impairment charges related to royalty and stream interests;

•             Unusual non-recurring items; and

•             Impact of income taxes on these items.

Management uses Adjusted Net Income to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are both recurring and non-recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, Adjusted EBITDA and Adjusted Net Income are intended to provide additional information to investors and analysts, do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently.

(See “Non-IFRS Financial Measures - Reconciliation” below for additional information).

Selected Financial Information

Selected quarterly financial information derived from the Company’s financial statements is set out below:

		For the three		For the three
		months ended		months ended
		March 31, 2011		March 31, 2010
Statement of Income and Comprehensive Income
Revenue		$73,134		$46,961
Cost of sales		11,066		6,671
Depletion and depreciation		25,411		19,240
Operating income		32,972		17,446
Net income		21,224		14,986
Basic earnings per share		$0.18		$0.13
Diluted earnings per share		$0.18		$0.13
Dividends declared per share	C$	0.075	C$	Nil
Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities		42,695		33,328

	March 31, 2011	December 31, 2010
Balance Sheet
Cash and cash equivalents	$235,437	$413,887
Short-term investments	38,084	133,814
Total assets	2,528,642	2,006,996
Future income tax liabilities	35,671	—
Total shareholders’ equity	2,444,640	1,980,622
Working capital	305,914	576,468
Debt	Nil	Nil

Selected quarterly financial information derived from the Company’s financial statements is set out below:

	Prepared in					Prepared in accordance
(Expressed in thousands	accordance with IFRS					with Canadian GAAP
of US dollars, except per	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
share amounts)	2011	2010	2010	2010	2010	2009	2009	2009

Revenue	$73,134	$62,660	$55,038	$62,496	$46,961	$80,443	$41,090	$45,079
Cost and expenses	40,162	32,408	31,741	46,288	29,516	28,727	25,501	29,933
Operating income	32,972	30,252	23,297	16,208	17,445	51,716	15,589	15,146
Other (expenses) income	(2,628)	(4,884)	(6,443)	18,305	7,967	(9,830)	2,253	18,228
Income tax expense	(9,120)	(9,644)	(8,010)	(11,413)	(10,426)	(2,236)	(5,499)	(8,285)
Net income	21,224	15,724	8,844	23,101	14,986	39,650	12,343	25,089
Basic earnings per share	$0.18	$0.14	$0.08	$0.20	$0.13	$0.36	$0.11	$0.25
Diluted earnings per share	$0.18	$0.13	$0.08	$0.20	$0.13	$0.36	$0.11	$0.24

Financial Performance

Net income for the first quarter ended March 31, 2011 was $21.2 million, or $0.18 per share, compared with $15.0 million, or $0.13 per share, for the three months ended March 31, 2010.

Net Income Reconciliation - Q1 2010 to Q1 2011

(Expressed in thousands of US dollars)

Revenue

During the first quarter of 2011, average monthly commodity prices underlying the Company’s royalty and stream interests continued to increased with the exception of natural gas, compared to the first and fourth quarters of 2010.

Average Commodity Prices and Foreign Exchange Rates

Quarterly Revenue by Commodity

The Company earned revenue of $73.1 million in the three months ended March 31, 2011 compared with $47.0 million for the same period of the prior year. With the transition to IFRS and the acquisition of Gold Wheaton, the Company has revised its method for accounting for its stream assets. Revenue earned in the period is recorded prior to the per ounce deduction as outlined in the stream contracts. The per ounce cost for each ounce received has been included in cost of sales within costs and expenses on the statement of income and comprehensive income. The impact of this accounting policy is an increase to revenues with a corresponding increase to cost of sales. In addition, as part of the adoption of IFRS, the Company adopted an accounting policy with respect to the royalty and stream interests related to minimum payment provisions contained in the underlying contracts. Under IFRS, these minimum provisions are recorded at historical cost and depleted on a units-of-production basis. The impact of this accounting policy choice is the elimination of fair value fluctuations from revenue.

Revenue Reconciliation - Q1 2010 to Q1 2011

(Expressed in thousands of US dollars)

The increase in revenue over the comparable prior period is attributable to contributions from the newly-acquired Gold Wheaton assets; namely the Sudbury Basin, Ezulwini and MWS, higher production levels at Palmarejo and Hollister and an overall increase in average commodity prices.

Revenue Composition

Revenue for the three months ended March 31, 2011 was earned 86% from precious metals (72% - gold and 14% - PGMs), 12% from oil & gas (8% - oil and 4% - gas) and 2% other minerals. This compares to 78% from precious metals (69% - gold and 9% - PGMs), 20% from oil & gas (14% - oil and 6% - gas) and 2% from other assets earned in the three months ended March 31, 2010.

The charts below indicate the components of revenue for the three months ended March 31, 2011, by type of interest and highlights the sensitivity of the Company’s revenue to changes in the prices of the underlying commodities.

Revenue Components

Revenue for the three months ended March 31, 2011 and 2010, respectively, was comprised of the following:

(Expressed in thousands of US dollars)

			Three Months	Three Months
			Ended March 31 ,	ended March 31 ,
Property	Interest	Operator	2011	2010
Gold
Goldstrike - NSR	NSR 2-4%	Barrick Gold Corporation	$4,326	$3,907
Goldstrike - NPI	NPI 2.4-6%	Barrick Gold Corporation	6,506	4,761
Palmarejo	50% Stream	Coeur d’Alene Mines Corp	20,757	14,071
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	2,787	1,688
Sudbury-Levack	50% Stream	Quadra FNX Mining Ltd.	539	—
Sudbury-McCreedy	50% Stream	Quadra FNX Mining Ltd.	220	—
Sudbury-Podolsky	50% Stream	Quadra FNX Mining Ltd.	301	—
MWS	25% Stream	First Uranium Corporation	1,955	—
Marigold	NSR 1.75-5%	Goldcorp Inc.	2,352	3,092
Tasiast	2% NSR	Kinross Gold Corporation	—	—
Admiral Hill	Other	Crescent Gold Limited	64	—
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	715	395
Bronzewing	NSR 1%	Navigator Resources Limited	329	—
Cerro San Pedro	GR 1.95%	New Gold Inc.	1,219	357
Dee (Storm/Arturo),	4-9% GR	Barrick Gold Corporation	100	100
Duketon	NSR 2%	Regis Resources Ltd.	613	—
East Location 45	GR 1.75%	Australian Mines Limited	—	197
Ezulwini	7% Stream	First Uranium Corporation	3,155	—
Henty	ORR 1-10%	Unity Mining Limited	323	494
Hemlo	3% NSR	Barrick Gold Corporation	190	—
Golden Highway-Hislop	NSR 4%	St. Andrew Goldfields Ltd.	449	222
Hollister	NSR 3-5%	Great Basin Gold Limited	1,730	—
Golden Highway-Holloway	NSR 2-15%	St. Andrew Goldfields Ltd.	754	1,236
Golden Highway-Holt	NSR 2-10% NSR	St. Andrew Goldfields Ltd.	717	—
Ity	1-1.5% NSR (approx.)	La Mancha Resources Inc.	—	—
Mesquite	NSR 0.5-2%	New Gold Inc.	1,392	1,097
Mouska	GR 2%	IAMGOLD Corporation	65	1
Mt. Muro	NSR 3-7%	Straits Resources Limited	242	218
North Lanut	NSR 5%	Avocet Mining plc	634	473
Robinson	NSR/Other 0.225%/0.25%	Quadra FNX Mining Ltd.	35	65
South Kalgoorlie	1.75% NSR	Alacer Gold Corp.	208	57
Other	Various	Various	49	(60)
Pinson, Nevada	1-2% NSR	Barrick Gold Corporation	12	12
Sandman, Nevada	0.5674% NSR; 5% NSR	Newmont Mining	—
Commodore	Other	Millmerran Operating Company	—	(73)
Sterling			1	1
White Dam	Exco Resources	Other	36
			52,726	32,371
PGMs
Stillwater	NSR 5%	Stillwater Mining Company	7,275	3,502
Sudbury-Levack	50% Stream	Quadra FNX Mining Ltd.	678	—
Sudbury-McCreedy	50% Stream	Quadra FNX Mining Ltd.	1,316	—
Sudbury-Podolsy	50% Stream	Quadra FNX Mining Ltd.	601	—
Pandora	NPI 5%	Angloplat/Lonmin plc	—	487
			9,870	3,989
Other Minerals
Mt. Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	1,219	581
Robinson	NSR/Other 0.225%/0.25%	QuadraFNX Mining Ltd.	176	167
Eagle Picher	Other	EP Minerals, LLC	144	108
Kasese	Other	Blue Earth Refineries	55	12
Lounge Lizard	GR 2%	Kagara Ltd.	102	—
			1,696	868
Oil and Gas
Edson	ORR 15%	Canadian Natural Resources Ltd.	1,809	3,137
Weyburn	WI/ORR 1.11%/0.44%	Cenovus Energy Inc.	2,845	2,672
Midale	WI/ORR 1.59%/0.967%	Apache Canada Ltd.	897	990
Other	Various	Various	3,266	2,854
			8,817	9,653
Royalty, Stream and Working Interest Revenue			$73,109	$46,881
Other Revenue
Dividends and other		—	25	81
Revenue			$73,134	$46,961

Revenue continues to be earned from royalty and stream interests in geographically secure countries with 92% of revenue being generated from assets located in North America and Australia in the first quarter of 2011.

Revenue by Country - Q1 2011

A	US-38%	D	Africa-7%
B	Canada-20%	E	Other-1%
C	Mexico-30%	F	Australia-4%

Dividend income from equity investments classified as “available-for-sale” was $0.03 million and $0.08 million for the three months ended March 31, 2011 and 2010, respectively. Costs and Expenses

Costs and Expenses

Costs of sales, which comprise the cost of ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $11.1 million for the three months ended March 31, 2011 compared with $6.7 million for the three months ended March 31, 2010. The increase of $4.4 million is attributable to higher cost of stream sales of $4.0 million due to the addition of five stream contracts from the Gold Wheaton acquisition and higher net proceeds taxes in Nevada ($0.2 million) and Montana ($0.2 million) due to increased revenues earned from Goldstrike - NPI and Stillwater in 2011 compared with 2010.

For the three months ended March 31, 2011, depletion ($25.2 million) and depreciation ($0.2 million) totalled $25.4 million. For the three months ended March 31, 2010, depletion ($19.0 million) and depreciation ($0.2 million) totalled $19.2 million. The increase in depletion of $6.0 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition, higher depletion on Palmarejo and Stillwater due to higher production, offset partially by lower depletion on Goldstrike, Marigold and North Lanut.

Depletion and Depreciation Reconciliation - Q1 2010 to Q1 2011

For the first quarter of 2011, corporate administration increased to $3.4 million from $3.0 million for the same period of the prior year. The increase is due to higher share-based compensation expense ($1.1 million) related to the granting of restricted share units (“RSUs”) offset by lower capital taxes ($0.3 million), salaries ($0.2 million) and legal and regulatory fees ($0.2 million). Under IFRS, the Company’s performance-based RSUs are fair valued at the grant date based on management’s best estimate of the satisfaction of the performance criteria. The fair value is then recorded in the statement of income and comprehensive income over the vesting period, which is typically three years. Stock-based compensation expense, which is included in corporate administration, was $1.5 million for the three months ended March 31, 2011 and $0.3 million for three months ended March 31, 2010.

Business development expenses were $0.3 million and $0.6 million for the three months ended March 31, 2011 and 2010, respectively.

Non-IFRS Financial Measures - Reconciliation

EBITDA, Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends.

(See Non-IFRS Financial Measures - EBITDA, Adjusted EBITDA and Adjusted Net Income above for definitions).

For the quarter ended March 31, 2011, EBITDA was $55.9 million, or $0.48 per share, compared with $43.7 million, or $0.39 per share, for the prior period of the comparable year.

For the three months ended March 31, 2011, Adjusted Net Income was $21.4 million, or $0.18 per share, compared with $8.3 million, or $0.07 per share, for the three months ended March 31, 2010.

For the three months ended March 31, 2011, Adjusted Net Income was $20.6 million, or $0.18 per share, compared with $8.3 million, or $0.07 per share, for the three months ended March 31, 2010.

Below are reconciliations of Net Income to EBITDA, Net Income to Adjusted EBITDA and Net Income to Adjusted Net Income and the calculations of per share amounts for the three months ended March 31, 2011 and 2010:

	Three months ended
(Expressed in thousands except per share amounts)	March 31, 2011	March 31, 2010
Net Income	$21,224	$14,986
Income tax expense	9,120	10,426
Finance costs	615	518
Finance income	(438)	(1,488)
Depletion and depreciation	25,411	19,240
EBITDA	$55,932	$43,682
Basic Weighted Average Shares Outstanding	116,769	113,435
EBITDA per share	$0.48	$0.39
Commodity
Gold	$34,525	$23,959
PGM	7,887	3,683
Oil & Gas	6,741	8,235
Other	1,430	734
Corporate	5,349	7,071
EBITDA	$55,932	$43,682
Geographic
US	$21,882	$16,524
Canada	15,419	16,654
Mexico	12,526	8,245
Australia	2,441	1,161
South Africa	2,923	450
Other	741	648
EBITDA	$55,932	$43,682
Revenue type
Revenue-based	$27,576	$20,650
Stream based	15,873	7,916
Profit based	5,255	5,839
Working interest	1,588	2,060
Other	5,640	7,217
EBITDA	$55,932	$43,682
Net Income	$21,224	$14,986
Income tax expense	9,120	10,426
Finance costs	615	518
Finance income	(438)	(1,488)
Depletion and depreciation	25,411	19,240
Foreign exchange losses and other expenses	6,466	9,526
Loss from equity investee	1,666	—
Gain on investments	(13,456)	(16,522)
Adjusted EBITDA	$50,608	$36,686
Adjusted EBITDA per share	$0.43	$0.32
Net income	$21,224	$14,986
Foreign exchange loss and other expenses, net of income tax	4,938	7,509
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	(11,569)	(14,181)
Loss from equity investee, net of income tax	1,199	—
Transaction costs of Gold Wheaton, net of income tax	5,595	—
Adjusted Net Income	$21,387	$8,314
Adjusted Net Income per share	$0.18	$0.07

Foreign exchange losses and other expenses include foreign exchange movement related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and inter-company loans, held in the parent Company, which are denominated in either US dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to these debt securities are recorded in net income as opposed to other comprehensive income. Foreign exchange losses and other expenses were $6.5 million in the quarter which was comprised of $5.4 million related to foreign exchange losses on debt securities and $1.1 million related to the mark-to-market adjustment of the conversion feature of a loan receivable held by Gold Wheaton.

Gain on acquisition of Gold Wheaton

During the three months ended March 31, 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which consisted of mark-to-market gains of $13.4 million, offset by transaction costs of $7.7 million. The mark-to-market gains related to common shares held by the Company in Gold Wheaton prior to its acquisition on March 14, 2011. Under IFRS, transaction costs associated with a business combination are expensed.

The Company recorded $1.7 million in losses related to the equity investment of Gold Wheaton from the period of January 5, 2011 to March 13, 2011 due to the acquisition of the Quadra FNX block which required equity investment accounting for the period January 5, 2011 to March 13, 2011.

Interest Expense

For the three months ended March 31, 2011, interest expense was $0.6 million compared with $0.5 million for the three months ended March 31, 2010.

Income Taxes

For the quarter ended March 31, 2011, the Company had an income tax expense of $9.1 million. This is comprised of a current income tax expense of $9.7 million from the Company’s Canadian, US, Mexican and Australian entities and a deferred income tax recovery of $0.6 million related to the Company’s Mexican, Canadian and Australian entities. For the quarter ended March 31, 2010, the Company had an income tax expense of $10.4 million comprised of a current income tax expense of $5.0 million and a deferred income tax expense of $5.4 million.  The increase in the current income tax expense is due to higher income generated from the Mexican and US operations which saw increased revenues as described above. The decrease in the deferred income tax expense is due to a deferred tax asset generated from the Mexican operations due to changes in timing differences.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $39.7 million and $33.3 million for the three months ended March 31, 2011 and 2010, respectively.

Financing Activities

During the quarter, the Company completed the acquisition of Gold Wheaton, as described above in Acquisitions. During the first quarter of 2011, the Company issued 11.7 million shares as part of the acquisition of Gold Wheaton. In addition, 0.05 million shares were issued upon the exercise of stock options.

Investing Activities

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at March 31, 2011, the investments had various maturities upon acquisition of between 43 and 364 days. Accordingly, as at March 31, 2011, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

Cash Resources and Liquidity

As at March 31, 2011, the Company had cash, cash equivalents and short-term investments totaling $273.5 million (December 31, 2010 - $547.7 million). In addition, the Company held available-for-sale investments at quarter end with a combined value of $86.3 million. Working capital at March 31, 2011 was $305.6 million compared with $573.7 million as at December 31, 2010.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost administrative expenses, costs of operations and dividend payments.

On March 11, 2011, the Company drew down C$160.0 million under its credit facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011, respectively. The interest rate applicable was 4.25% per annum.

Capital Resources

As of May 12, 2011, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under its credit facility. Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of May 12, 2011, US and Canadian dollar advances under the facility would bear interest rates of 4.50% and 4.25%, respectively.

The Company is required to pay an annual standby fee of 0.5625%, which is paid quarterly, of the unutilized portion of the facility. For the three months ended March 31, 2011 and 2010, standby fees of $0.2 million and $0.2 million, respectively, were incurred and paid.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Revenue

Royalty, stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a future income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s future income tax net liabilities may include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the future income tax net asset will not be realized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options and RSUs is determined based on estimated fair values of the options or RSUs at the time of grant.

International Financial Reporting Standards

The Company adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening balance sheet as at that date. Our IFRS accounting policies are described in note 2 of the interim consolidated financial statements.

Elected exemption from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)   Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations that took place prior to the transition date.

(ii)  Fair value or revaluation as deemed cost

We have elected to measure certain items of mineral royalty interests at fair value as at January 1, 2010 and use those amounts as deemed cost as at January 1, 2010. We have made this election with respect to six royalty interests. The adjustment was $50.1 million.

(iii) Cumulative translation differences

We have elected to transfer the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to retained earnings as at January 1, 2010.

(iv) Deemed cost in oil and gas using full-cost accounting

We have elected to use the amounts determined under Canadian GAAP as deemed cost as at the transition date for the Company’s oil and gas royalty interests. The capitalized costs were previously accumulated on a country basis and have been allocated to their respective cash generating units (“CGU”) on a relative value basis.

On transition, as required by this election, management completed an impairment assessment of the long-lived assets allocated to each oil & gas CGU and noted no impairment under IAS 36, Impairment of Assets.

(b) Reconciliation of equity reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s totally equity reported in accordance with Canadian GAAP to its total equity under IFRS at the transition date January 1, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings/(deficit)	AOCI	Total
As reported under Canadian GAAP		$1,848,923	$51,975	$38,135	$(8,765)	$1,930,268
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts						—
Depletion on initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4,474)	(684)	(5,158)
Change in method of accounting for stream assets	(d)(i)	—	—	(56,159)	—	(56,159)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(14,252)	14,252	—
Change in functional currrency	(d)(iii)			(6,093)		(6,093)
Change in depletion related to the change in the cost base of mineral royalty and oil & gas interests	(d)(v)	—	—	(1,004)	—	(1,004)
Share-based payments	(d)(vi)	—	3,113	(3,113)	—	—
Other changes to deferred income tax and tax effects of
IFRS changes	(d)(vii)	784	—	18,864	—	19,648
As reported under IFRS		$1,849,707	$55,088	$(92,232)	$18,788	$1,831,351

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at March 31, 2010:

		Capital	Contributed	Retained
	Ref	Stock	surplus	earnings/(deficit)	AOCI	Total
As reported under Canadian GAAP		$1,896,721	$54,122	$45,916	$13,862	$2,010,621
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts					—	—
Depletion on initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(6,547)	(1,805)	(8,352)
Change in method of accounting for stream assets	(d)(i)	—	—	(52,125)	—	(52,125)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(11,890)	11,890	—
Change in functional currrency	(d)(iii)			(3,548)	3,548	—
Change in depletion related to the change in the cost base of mineral royalty and oil & gas interests	(d)(v)	—	—	(55)	(118)	(173)
Share-based payments	(d)(vi)	—	2,379	(2,379)	—	—
Other changes to deferred income tax and tax effects of
IFRS changes	(d)(vii)	963	—	17,517	(1,544)	16,936
As reported under IFRS		$1,897,684	$56,501	$(77,246)	$39,818	$1,916,828

The following is a reconciliation of the Company’s totally equity reported in accordance with Canadian GAAP to its total equity under IFRS at December 31, 2010:

		Capital	Contributed	Retained
	Ref	Stock	surplus	earnings/(deficit)	AOCI	Total
As reported under Canadian GAAP		$1,911,218	$56,570	$70,451	$63,861	$2,102,100
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts						—
Depletion on initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4,474)	(684)	(5,158)
Change in method of accounting for stream assets	(d)(i)	—	—	(83,854)	—	(83,854)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7,867)	7,867	—
Change in functional currency	(d)(iii)			4,081	(4,081)	—
Change in depletion related to the change in the cost base of mineral royalty and oil & gas interests	(d)(v)	—	—	3,061	(21)	3,040
Share-based payments	(d)(vi)	—	2,397	(2,397)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	2,003	—	13,634	(991)	14,646
As reported under IFRS		$1,913,221	$58,967	$(71,502)	$79,936	$1,980,622

(c) Reconciliation of net income as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s net income and comprehensive income reported in accordance with Canadian GAAP to its net income and comprehensive income under IFRS for the quarter ended March 31, 2010 and the year ended December 31, 2010:

		Three months	Year ended
		ended	December 31,
	Ref	March 31, 2010	2010
As reported under Canadian GAAP		$7,781	$74,244
Change in method of accounting for stream assets	(d)(i)	4,034	(27,695)
Depletion and depreciation	(d)(v)	949	4,042
Change in method for accounting for foreign exchange on investment in bonds	(d)(ii)	3,677	7,416
Change in functional currency	(d)(iii)	1,950	9,586
Share-based payments expense	(d)(vii)	734	694
Tax impact of IFRS changes	(d)(vii)	(4,139)	(5,631)
As reported under IFRS		$14,986	$62,656
Other comprehensive income
As reported under Canadian GAAP		$22,627	$72,626
Change in method for accounting for foreign exchange on debt securities	(d)(ii)	(2,435)	(6,386)
Initial exemption recognition	(d)(iv)	(1,121)	—
Currency translation adjustment	(d)(iii)	1,959	(5,092)
As reported under IFRS		$21,030	$61,148

There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

(d)   References

(i)    The Company has assessed its stream interests under IFRS and determined it is appropriate to classify the interests under IAS 16. Previously under Canadian GAAP, the minimum payment provision of certain agreements had been recognized as a derivative asset. The impact results in a reduction of the assets by $56,159 to reflect recording the asset at its carrying costs rather than fair value with a corresponding decrease in retained earnings at January 1, 2010.

(ii)   Under Canadian GAAP, the foreign exchange movement associated with debt securities, including government and corporate bonds, treasury bills, and inter-company loans was recorded in other comprehensive income.  Under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, the foreign exchange related to investment in bonds and other debt securities is included in net income and results in unrealized foreign exchange gains and losses being removed from other comprehensive income (“OCI”) and included in net income. Upon transition, the balances in accumulated other comprehensive income (“AOCI”) related to these debt securities, which totaled $14,252, was reallocated to retained earnings.

(iii)  Under Canadian GAAP, the Company had previously determined the functional currency of Franco-Nevada Mexico Corporation S.A. de C.V. (“FNM”) to be the Mexican Peso. In accordance with IAS 21, the functional currency of FNM has been determined to be US dollars based on an analysis of the primary indicators of functional currency. As a result, all assets and liabilities of FNM are translated retrospectively at the prevailing current rate at each reporting date. The impact results in a reclassification of $778 from AOCI to retained earnings within equity as at January 1, 2010 and $1,950 and $9,586 being recorded in foreign exchange gains in net income compared to currency translation differences in OCI for the three month period ended March 31, 2010 and the year ended December 31, 2010, respectively.

(iv)  Based on the initial tax recognition exemption under IAS 12, the Company’ royalty and working interests acquired in December 2007 and other asset acquisitions up until January 1, 2010 have been re-measured to remove the associated tax step up allocated to the assets. The impact at January 1, 2010 was to decrease royalty and working interests by $74.5 million and the associated deferred tax liability/asset balances. In addition, the initial tax recognition exemption also applied to the Exchangeable Shares which reduced the deferred tax liability previously recognized by $7.2 million at January 1, 2010.

(v)   Under IFRS, there are a number of IFRS elections and policy decisions that impact the depletion charge recorded due to a change in the assets’ accounting base. In addition, at transition, the Company changed the depletion method for its oil & gas properties from a unit-of-production based on proved reserves to a unit-of-production based on proved and probable reserves. This change was accounted for prospectively.

(vi)  The Company previously recognized forfeitures of share options and restricted share units as they occurred under Canadian GAAP. Under IFRS, an estimate is required of the number of awards expected to vest at the time of grant, which is subsequently revised to actual forfeitures. Management has applied this method of accounting to all options, both vested and unvested, issued since the Company was formed in October 2007.

The Company previously recognized equity-settled share options and restricted share units using straight-line method over the vesting period. IFRS requires the graded method of attribution to be used in recognizing share options and restricted share units. This results in higher share-based compensation expense in the earlier year of vesting under IFRS.

In addition, the Company previously did not expense restricted share units (“RSUs”) when the non-market performance conditions associated with the awards had not been met at reporting date. Under IFRS, the Company recognizes the expense on RSUs based on management’s best estimate of the non-market conditions at the vesting date and adjusts it between expected and actual outcomes.

As a result, at January 1, 2010, there is a reclassification of $3,113 between contributed surplus and retained earnings with respect to these share-based payment adjustments.

(vii) As a result of the above changes the deferred tax liability has been adjusted as follows:

Under IFRS, all deferred taxes are classified as non-current, irrespective of the classification of the underlying assets or liability to which they relate, or the expected reversal of the temporary difference.

Outstanding Share Data

As of May 12, 2011, there were 126,259,156 common shares outstanding. In addition, there were 2,717,500 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$33.20 per share. The Company also has remaining reserved 4,294 common shares for issuance to former Moydow option holders upon the exercise of their outstanding Moydow options at prices of C$6.99 for each Franco-Nevada common share. The Company also has 11,499,699 warrants and 101,539 restricted share units outstanding as at May 12, 2011. 5,749,999 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017.

In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 707,358 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 to C$6.00 for 0.1556 of a Franco-Nevada common share, and 6,126,750 common shares in connection with warrants that were outstanding upon closing. To date, 29,953 Gold Wheaton stock options have been exercised. With respect to the warrants, 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00, 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00. Holder of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

			Number of Gold	Equivalent Franco-
Expiry Dates	Exercise Price		Wheaton Warrants	Nevada Common Shares
July 8, 2013	C$	10.00	25,999,998	4,045,600
May 25, 2014	C$	5.00	7,125,000	1,108,650
November 26, 2014	C$	5.00	6,250,000	972,500
Total			39,374,998	6,126,750

Risk Factors

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2011, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three months ended March 31, 2011, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design and operation were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.